

July 19, 2018

Justin Davis-Rice
Chief Executive Officer
Naked Brand Group Limited
c/o Bendon Limited
Building 7C, Huntley Street
Alexandria
NSW 2015, Australia

>   **Re: Naked Brand Group Limited**
>   **Registration Statement on Form F-1**
>   **Filed July 16, 2018**
>   **File No. 333-226192**

Dear Mr. Davis-Rice:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Killoy at (202) 551-7576 with any questions.

>   Division of Corporation Finance
>   Office of Beverages, Apparel and
>   Mining